Exhibit 23.4

CONSENT OF PINNACLE ENERGY SERVICES, LLC

We have issued our report letter dated July 31, 2012 for 2012 estimates of non-proved reserves and future net cash flows of certain oil and natural gas properties located in Kay County, Oklahoma acquired by Evolution Petroleum Corporation (“Evolution”). As independent oil and gas consultants, we hereby consent to the inclusion of the information contained in our report letter in this Annual Report on Form 10-K of Evolution (this “Annual Report”) and to all references to our firm in this Annual Report. We further consent to the incorporation by reference of information contained in our report as of June 30, 2012, in the Evolution Petroleum Corporation Registration Statement No. 333-152136 on Form S-8, Registration Statement No. 333-183746 on Form S-8 and Registration Statement No. 333-168107 on Form S-3.

PINNACLE ENERGY SERVICES, LLC

Name:	John Paul Dick, P.E.
Title:	Manager, Registered Petroleum Engineer

September 11, 2012

Oklahoma City, Oklahoma